UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Auburn National Bancorporation, Inc.

(Name of Issuer)

Common stock, Par Value $0.01 per Share

(Title of Class of Securities)

050473107

(CUSIP Number)

Sandra J. Spencer

100 N. Gay Street

Auburn, Alabama 3630

(334) 887-2772

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	Page 2 of NUMPAGES \* MERGEFORMAT 2

(1)	Names of reporting persons Sandra J. Spencer
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not applicable.
(6)	Citizenship or Place of Organization United States of America
Number of	(7)	Sole voting power 724,978.89
shares beneficially owned by	(8)	Shared voting power 20,322
each reporting person	(9)	Sole dispositive power 724,978.89
with:	(10)	Shared dispositive power 20,322
(11)

Aggregate amount beneficially owned by each reporting person

Sandra J. Spencer beneficially owns 724,978.89 shares, including 666,825 shares held as the sole Personal Representative of the Estate of Edward L. Spencer, Jr.; 47,882 shares held in a trust established by Edward L. Spencer, Jr., where she is sole trustee; 10,271.89 shares held individually, a one-third membership interest in 3,960 shares held in Spencer LLC, and 73.55 shares owned by Ms. Spencer’s husband, individually.

The number of shares previously reported as beneficially owned by Ms. Sandra J. Spencer, included 17,000 shares held pursuant to a power of attorney from Ruth P. Spencer, her mother (“Ruth Spencer”). Mrs. Ruth Spencer died on April 29, 2024, whereupon the power of attorney held by Sandra J. Spencer automatically terminated by operation of law. Ruth Spencer’s Will names Sandra J. Spencer as the Personal Representative of the Ruth Spencer Estate, subject to confirmation by the Probate Court of Lee County, Alabama, and provides that the 17,000 shares will be distributed to the Ruth P. Spencer 2008 Revocable Trust, where Sandra J. Spencer is the named trustee. The Ruth P. Spencer 2008 Revocable Trust will ultimately distribute these shares equally to trusts for the benefit of Sandra J. Spencer and her two brothers.

Upon appointment of Sandra J. Spencer as Personal Representative of the Ruth Spencer Estate, Sandra Spencer will regain beneficial ownership of the 17,000 shares currently held in the Ruth Spencer Estate, which shall continue when the Ruth Spencer Estate distributes these shares to the Ruth P. Spencer 2008 Revocable Trust where is Sandra J. Spencer is the named trustee. Ultimately, pursuant to the terms of Ruth Spencer’s Will, the Ruth Spencer Estate will distribute these 17,000 shares equally to three trusts for the benefit of Ms. Sandra Spencer and each of her two brothers.

(12)

Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

The amount shown in Row 11 excludes a total of 19,002 shares, including 2,640 shares which reflect her two brothers’ membership interests in Spencer LLC where Ms. Spencer is one of three members; and 16,362 shares held by the Edward L. Spencer Foundation (the “Foundation”), where Ms. Spencer is one of three directors. Ms.

Spencer disclaims any economic interest in these 19,002 shares. Sandra J. Spencer disclaims current beneficial ownership of the 17,000 Shares formerly held by Ruth Spencer subject to a power of attorney granted to Sandra J. Spencer, including any economic interest in 11,333 of these Shares, which are to be distributed ultimately to trusts for the benefit of each of Sandra J. Spencer’s two brothers.

☐

(13)

Percent of class represented by amount in Row (11)

20.75% based on the total outstanding shares reported on the cover page of the Issuer’s Annual Report on Commission Form 10-K as of and for the year ended December 31, 2023.

(14)	Type of reporting person (see instructions) IN and OO

SCHEDULE 13D

Item 1. Security and Issuer.

Security: Common Stock, par value $0.01 per share (“Shares”).

Issuer: Auburn National Bancorporation, Inc.

100 N. Gay Street

Auburn, Alabama 36830

Item 2. Identity and Background.

Sandra J. Spencer

Business Address: c/o 100 N. Gay Street

Auburn, Alabama 36830

Present Principal Occupation: Retired from Auburn University

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable. Ms. Sandra J. Spencer acquired the voting and dispositive power over Shares aggregating 5% or more of the Issuer’s outstanding shares of common stock as a result of the death of Edward L. Spencer, Jr., her father, and Ms. Spencer’s appointment as his estate’s (the “Edward L. Spencer Estate”) personal representative under Mr. Spencer’s Will and her becoming the successor to Mr. Spencer as trustee under a trust established by Mr. Spencer. Ms. Spencer’s appointment as the Estate’s Personal Representative was confirmed on December 14, 2023 by the Lee County, Alabama Probate Court. Prior to Mr. Spencer’s death and her appointment as Personal Representative of the Estate, Ms. Spencer held beneficial ownership of less than 1.00% of the Company’s outstanding shares of common stock.

Upon Mr. Spencer’s death, Sandra J. Spencer held a power of attorney over 17,000 shares held by her mother, Ruth Spencer. Upon Ruth Spencer’s death on April 29, 2024, such power of attorney terminated by operation of law. Ruth Spencer’s Will names Sandra J. Spencer as personal representative of the Ruth Spencer Estate, subject to probate court confirmation. Sandra J. Spencer is also the trustee of the Ruth P. Spencer 2008 Revocable Trust. In the future, at some point following Sandra J. Spencer’s confirmation as the Personal Representative, the Ruth Spencer Estate will transfer the 17,000 shares it holds to the Ruth P. Spencer 2008 Revocable Trust, which will ultimately distribute these shares equally to trusts for the benefit of each Sandra J. Spencer and her two brothers.

Item 4. Purpose of Transaction.

To reflect the termination of the power of attorney held by Sandra J. Spencer upon the death of her mother, Ruth Spencer, to reflect the Sandra J. Spencer’s role as Personal Representative in administering and settling the Ruth Spencer Estate and acting as trustee of the Ruth P. Spencer 2008 Revocable Trust. There are no actions of the type specified in the Instruction to this Item 4 or similar actions contemplated presently.

Item 5. Interest in Securities of the Issuer.

a. See responses to Items 11-13 above. The aggregate number of Shares beneficially owned is 724,978.89. The cover page of the Issuer’s Annual Report on Commission Form 10-K as of and for the year ended December 31, 2023 reported that the Issuer had 3.493,674 shares issued and outstanding.

b. See responses to Items 11-13 above.

c. None, except as described with in Item 3 above, and as a result of the death of Ruth Spencer. Ms. Spencer has held the power of attorney over Mrs. Ruth Spencer’s 17,000 shares since October 12, 2023 when her father, Edward L. Spencer died. This power of attorney terminated by operation of law upon Ruth Spencer’s death on April 29, 2024, and such 17,000 shares are held in the . Mrs. Ruth Spencer’s will names Sandra Spencer as the Personal Representative of the Ruth Spencer Estate, subject to confirmation by the Probate Court of Lee County. Alabama. See responses to Items 11 and 12 and Item 3 above.

d. None.

e. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Not applicable.

Item 7. Materials to be Filed as Exhibits.

None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 2, 2024		Signature:	/s/ Sandra J. Spencer
			Name:	Sandra J. Spencer
		Title:		Individually and as Personal Representative of the Estate of Edward L. Spencer, Jr. and as Trustee of the E.L. SpencerJr. 2008 Revocable Trust